FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of MARCH 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

Material Change Report dated March 1, 2006 (re: February 28/06 news release)

2.

News release dated March 6, 2006

3.

Material Change Report dated March 7, 2006 (re: March 6/06 news release)

4.

News release dated March 8, 2006

5.

Material Change Report dated March 8, 2006 (re: March 8/06 news release)

6.

News Release dated March 15, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: March 31, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

February 28, 2006

Item 3.

News Release

The Company’s news release dated February 28, 2006, was disseminated by CCN Matthews on February 28, 2006.

Item 4.

Summary of Material Change

The Company announced that analytical results are now available from ALS Chemex for the first two holes of the 58-hole diamond drilling program at the Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Micheal Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated March 1, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

PETAQUILLA CONFIRMS HIGH GRADE GOLD ZONE ON MOLEJON

Vancouver, BC – February 28, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd., is pleased to announce that analytical results are now available from ALS Chemex for the first two holes of the 58-hole diamond drilling program at the Molejon gold deposit. The assay values observed in core hole MO-06-01 averaged (weighted) 32.5 g/tonne over the first 8.5 metres. This result confirms historic drilling in core hole MO-95-244, which showed 20.7 g/tonne in the first 12.5 metres, drilled five metres away by Adrian Resources Inc. (“Adrian”), now Petaquilla Minerals Ltd., in 1995.  Assays for drill hole M0-06-02 confirm two mineralized zones that were also observed in three neighbouring holes from Adrian’s 1994-1995 program.

The 2006 program is primarily designed to provide in-fill and extension drilling on the southern part of the deposit, to assist in the completion of a feasibility study and to confirm the location of the starter pit. Three or more mineralization trends in quartz breccia and silicified andesite breccia extend across the deposit. Ten other core holes have been drilled in the 2006 program but the analytical data are not yet available from the laboratory.  These drill holes have intersected numerous quartz breccia zones.

Although the results from only two holes from the current program have been received to date, the results confirm the results of Adrian’s 1994-1995 program and the results from the current program, when complete, are anticipated to be capable of providing a reliable basis for resource estimation and pit modelling.

The current results adjoin with the data received from the SRK study published in a company news release of October 26, 2005, and are one more step in the process to bring the Molejon deposit to a NI 43-101 measured resource.

Some highlights of the Oct 26/05 news release are as follows:

“The 2005 (SRK) Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre-NI 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in September 2005 (see Petaquilla Press Release dated September 26, 2005).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H. Wahl (“GHW”), an associate of

SRK as well as a Qualified Person as defined by NI 43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.”

The on-site Qualified Person, Sean C. Muller, P. Geo., has observed and verified that recent drilling and laboratory procedures conducted on the Molejon project meet or exceed NI 43-101 standards. Strict Quality Assurance and Quality Control protocols have been defined and implemented under his supervision including the submission of blanks, standards and duplicate core samples to the laboratory. Mr. Muller has been involved in several gold discoveries and development projects since 1973.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

The current results, as compared with results from comparable holes from Adrian’s earlier drill campaign, are shown below:

		MO-06-01	Jan. 29, 2006				MO-95-244 Adrian
from (m)	to (m)	Litho	Recovery %	Au g/tonne	from (m)	to (m)	Litho	Recovery %	Au g/tonne
0.00	1.50	QZBX	100	15.25	0.00	1.50	QZBX	NA	19.035
1.50	3.00	QZBX	87	14.40	1.50	3.00	QZBX	NA	7.755
3.00	4.50	QZBX	100	69.90	3.00	4.50	QZBX	NA	5.690
4.50	6.00	QZBX	100	65.10	4.50	5.00	QZBX	60	4.065
6.00	7.00	QZBX	95	23.32	5.00	7.00	QZBX	75	82.500
7.00	8.50	QZBX	90	3.73	7.00	8.50	QZBX	30	8.300
8.50	10.00	QZBX	75	0.38	8.50	10.00	QZBX	30	8.300
10.00	11.50	QZBX	75	0.34	10.00	11.00	QZBX	50	15.065
11.50	13.00	QZBX	70	0.28	11.00	12.50	QZBX	95	1.895
13.00	14.50	QZBX	100	0.14	12.50	14.00	QZBX	95	0.370
14.50	16.00	QZBX	90	0.18	14.00	16.00	QZBX	80	0.290
16.00	17.50	QZBX	60	0.30	16.00	17.50	QZBX	95	0.135
17.50	19.00	QZBX	32	0.79	17.50	19.00	QZBX	20	0.940
19.00	20.50	QZBX	45	0.55	19.00	20.50	QZBX	95	1.100
20.50	22.00	QZBX	22	0.30	20.50	22.00	QZBX	45	0.440
22.00	23.50	QZBX	80	0.17	22.00	23.50	QZBX	95	0.135
23.50	25.00	QZBX	45	0.30	23.50	25.00	QZBX	50	0.125
25.00	26.50	ANAG	80	<.05	25.00	26.50	ANAG	50	0.150
26.50	28.00	ANAG	60	<.05	26.50	28.00	ANAG	50	0.055
28.00	29.50	ANAG	65	<.05	28.00	29.50	ANAG	50	0.020
29.50	31.00	ANAG	50	0.12	29.50	31.00	ANAG	50	0.030
31.00	32.50	ANAG	25	0.11	31.00	32.50	ANAG	50	0.020
32.50	34.00	ANAG	95	0.11	32.50	34.00	ANAG	50	0.010
34.00	36.00	ANAG	48	<.05	34.00	36.00	ANAG	50	0.020
36.00	37.50	ANAG	75	<.05	36.00	37.50	ANAG	50	0.070
37.50	39.00	ANPO	84	<.05	37.50	39.00	ANAG	80	0.010
39.00	41.00	ANPO	30	<.05	39.00	41.00	ANAG	95	0.020
41.00	42.50	ANAG	71	<.05	41.00	42.50	ANAG	80	0.065
42.50	44.00	ANAG	65	<.05	42.50	44.00	ANAG	95	0.005
44.00	45.00	ANAG	100	<.05	44.00	45.00	ANAG	95	0.010

Analytical data for the second core hole MO-06-02 reflect two mineralized zones that were observed in four other core holes during the 1994-95 program specifically holes MO-94-94, MO-94-114, MO-95-166 and MO-94-117.

	MO-06-02	Jan. 30, 2006
from (m)	to (m)	Lithology	Recovery %	Au g/tonne

1.50	3.00	ALM	100	0.38
3.00	4.50	SA	75	0.50
4.50	5.50	SA	90	0.31
5.50	7.00	FQPO	96	2.06	Mineralized
7.00	8.50	FQPO	100	0.67
8.50	10.00	FQPO	90	0.59
10.00	11.50	FQPO	92	0.20
11.50	13.00	FQPO	98	1.84
14.50	16.00	FQPO	100	0.76
16.00	17.50	FQPO	88	0.66
17.50	19.00	FQPO	97	1.86	Mineralized
19.00	20.50	FQPO	93	2.11	Mineralized
20.50	22.00	FQPO	86	9.02	Mineralized
22.00	23.50	QZBX	96	3.60	Mineralized
23.50	25.00	QZBX	82	16.05	Mineralized
25.00	26.50	QZBX	65	0.65
26.50	28.00	ANTF	86	<.05
28.00	29.50	ANTF	85	<.05
29.50	31.00	ANTF	81	0.23
31.00	32.50	FQPO	100	<.05
32.50	34.00	FQPO	100	0.29
34.00	35.50	FQPO	92	0.38
35.50	37.00	FQPO	82	0.37
37.00	38.50	FQPO	76	0.12
38.50	40.00	FQPO	90	0.30
40.00	41.50	FQPO	90	1.34
41.50	43.00	FQPO	90	0.22
43.00	44.50	FQPO	90	0.12
44.50	46.00	FQPO	88	0.74
46.00	47.50	FQPO	96	<.05
47.50	49.00	FQPO	99	<.05
49.00	50.50	FQPO	93	0.08
50.50	52.00	FQPO	88	0.05
52.00	53.50	FQPO	89	0.35
53.50	55.00	FQPO	88	<.05
55.00	56.50	FQPO	78	<.05
56.50	58.00	FQPO	70	<.05
58.00	59.50	FQPO	78	<.05
59.50	61.00	FQPO	82	<.05
61.00	62.50	FQPO	96	<.05
62.50	64.00	FQPO	94	0.06
64.00	65.50	FQPO	90	<.05
65.50	67.00	FQPO	96	<.05
67.00	68.50	FQPO	100	0.08
68.50	70.00	FQPO	91	0.30
70.00	71.50	FQPO	93	0.45
71.50	73.00	FQPO	86	4.63	Mineralized
73.00	74.50	QZBX	85	1.38	Mineralized
74.50	76.00	QZBX	75	9.10	Mineralized
76.00	77.50	QZBX	93	6.75	Mineralized
77.50	79.00	QZBX	100	0.28
79.00	80.50	ANBR	75	1.09
80.50	82.00	ANBR	70	0.67
82.00	83.50	ANBR	80	1.25
83.50	85.00	ANPO	90	<.05
85.00	86.50	ANPO	96	<.05
86.50	88.00	ANPO	100	0.08
88.00	89.50	ANPO	100	0.77
89.50	91.00	QZBX	99	0.62
91.00	92.50	QZBX	90	0.16
92.50	94.00	QZBX	83	0.22

Legend for lithology abbreviations
ANAG	andesite agglomerate	FQPO	feldspar quartz porphyry
ALM	alluvium	ANBR	andesite breccia
SA	sapprolite	QZBX	quartz breccia

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Welcomes John S. Watt to its Management Team

Vancouver, BC – March 6, 2006: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that John S. Watt has joined the company in the position of Chief Financial Officer effective March 1, 2006.  Mr. Watt, a Chartered Accountant, brings a background in financial management of mineral resource property development and an in-depth knowledge of corporate governance requirements.

Mr. Watt’s experience includes consulting services on the compliance for Sarbanes-Oxley Act controls and procedures as well as senior financial management to resource-based companies.

The position of Chief Financial Officer was previously held by Kenneth W. Morgan.  Mr. Morgan is pleased to have served as the Chief Financial Officer during such an important period in the company’s history but wishes to be able to devote more time to other business pursuits.  Mr. Morgan remains a Director and will continue to serve the company on the Company’s Board.

Petaquilla Minerals Ltd. is a Canadian-based mineral company with major projects in Panama.  The Company’s operations are focused on the development of the Minera Petaquilla S.A. project and the 100% owned mineral exploration lands surrounding it.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

March 6, 2006

Item 3.

News Release

The Company’s news release dated March 6, 2006, was disseminated by CCN Matthews on March 6, 2006.

Item 4.

Summary of Material Change

The Company announced that John S. Watt has joined the company in the position of Chief Financial Officer effective March 1, 2006.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated March 7, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Welcomes John S. Watt to its Management Team

Vancouver, BC – March 6, 2006: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that John S. Watt has joined the company in the position of Chief Financial Officer effective March 1, 2006.  Mr. Watt, a Chartered Accountant, brings a background in financial management of mineral resource property development and an in-depth knowledge of corporate governance requirements.

Mr. Watt’s experience includes consulting services on the compliance for Sarbanes-Oxley Act controls and procedures as well as senior financial management to resource-based companies.

The position of Chief Financial Officer was previously held by Kenneth W. Morgan.  Mr. Morgan is pleased to have served as the Chief Financial Officer during such an important period in the company’s history but wishes to be able to devote more time to other business pursuits.  Mr. Morgan remains a Director and will continue to serve the company on the Company’s Board.

Petaquilla Minerals Ltd. is a Canadian-based mineral company with major projects in Panama.  The Company’s operations are focused on the development of the Minera Petaquilla S.A. project and the 100% owned mineral exploration lands surrounding it.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Adopts Shareholder Rights Plan

Vancouver, BC – March 8, 2006:  Petaquilla Minerals Ltd. (the “Company”) announces that, effective immediately, it has adopted a Shareholder Rights Plan, subject to regulatory approval and shareholder ratification at the Company’s next annual general meeting.

The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.  The Plan is intended to give the Board of Directors and the shareholders of the Company a reasonable amount of time to fully consider a bid if one is made, and to protect the shareholders from unfair, abusive or coercive take-over strategies.  By virtue of the Plan’s implementation, anyone seeking to obtain control of the Company will be encouraged to negotiate with the Board of Directors prior to attempting a take-over, or to proceed by way of a “Permitted Bid”.  Current Canadian legislation permits a hostile bid to be made in as little as 35 days, giving little time for value-creating strategies to be implemented or competing bids to be made, whereas the Plan as proposed would extend this time available to up to 60 days.  The Company is not aware of any pending or threatened take-over bid for the Company.

Under the Plan, the Company will issue one Right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares at 5:00 p.m., Vancouver time, on March 7, 2006.  Hereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it.  The Rights will trade together with the common shares of the Company and will be represented by the certificates representing the common shares of the Company.  The term of the Plan is five years unless the rights are earlier redeemed or exchanged.  The Plan will be subject to review after the third year of its term.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place.  A triggering event is one of the following:  (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company.  Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a 50% discount to the market price, up to the amount of the $30 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.  The Permitted Bid concept is intended to provide protection to the Company and its shareholders while permitting shareholder democracy to operate by extending the time for deposit to ensure due consideration of the bid and allowing the bid to proceed if a majority of the shareholders tender their shares.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone:  (604) 694-0021  Fax:  (604) 694-0063

Website:  www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

March 8, 2006

Item 3.

News Release

The Company’s news release dated March 8, 2006, was disseminated by CCN Matthews on March 8, 2006.

Item 4.

Summary of Material Change

The Company announced that, effective immediately, it has adopted a Shareholder Rights Plan, subject to regulatory approval and shareholder ratification at the Company’s next annual general meeting.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated March 8, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Adopts Shareholder Rights Plan

Vancouver, BC – March 8, 2006:  Petaquilla Minerals Ltd. (the “Company”) announces that, effective immediately, it has adopted a Shareholder Rights Plan, subject to regulatory approval and shareholder ratification at the Company’s next annual general meeting.

The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.  The Plan is intended to give the Board of Directors and the shareholders of the Company a reasonable amount of time to fully consider a bid if one is made, and to protect the shareholders from unfair, abusive or coercive take-over strategies.  By virtue of the Plan’s implementation, anyone seeking to obtain control of the Company will be encouraged to negotiate with the Board of Directors prior to attempting a take-over, or to proceed by way of a “Permitted Bid”.  Current Canadian legislation permits a hostile bid to be made in as little as 35 days, giving little time for value-creating strategies to be implemented or competing bids to be made, whereas the Plan as proposed would extend this time available to up to 60 days.  The Company is not aware of any pending or threatened take-over bid for the Company.

Under the Plan, the Company will issue one Right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares at 5:00 p.m., Vancouver time, on March 7, 2006.  Hereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it.  The Rights will trade together with the common shares of the Company and will be represented by the certificates representing the common shares of the Company.  The term of the Plan is five years unless the rights are earlier redeemed or exchanged.  The Plan will be subject to review after the third year of its term.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place.  A triggering event is one of the following:  (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company.  Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a 50% discount to the market price, up to the amount of the $30 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.  The Permitted Bid concept is intended to provide protection to the Company and its shareholders while permitting shareholder democracy to operate by extending the time for deposit to ensure due consideration of the bid and allowing the bid to proceed if a majority of the shareholders tender their shares.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Welcomes Tom Byrne as Manager of Corporate Communications

Vancouver, BC – March 15, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd., is pleased to announce that Tom Byrne has been engaged by the company as manager of corporate communications.

Mr. Byrne was instrumental in the last round of financing that closed on January 10th, 2006, and since that time has been assisting the company in the areas of corporate development and investor relations. He brings to the company over 20 years of successful experience in corporate branding and marketing of public and private corporations. His ability to access a worldwide network of financial market contacts will help to raise the profile of the company in this very important period of development for the company.

He will be working closely with the board of directors in the creation of a new web site, advertising materials, corporate presentation materials, road shows and trade shows. Mr. Byrne will also assist in the organization of the considerable amount of data the company has archived on the Minera Petaquilla copper deposit, the Molejon gold resource and the surrounding 795 square kilometre area of tenure.

As the company has been contacted by numerous potential partners, funds and analysts, it has become a primary concern to the company to have a dedicated manager of corporate communications to assist in the procedures necessary to access the company’s data banks and the abundant amount of hard copy information with ease and confidence.

Petaquilla Minerals Ltd. is a Canadian-based mineral company with major projects in Panama.  The Company’s operations are focused on the development of the Minera Petaquilla S.A. project and the 100% owned mineral exploration lands surrounding it.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.